Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Capital Stock

The authorized capital stock of fuboTV Inc., a Florida corporation (“we,” “our,” “us” or the “Company”), consists of 400,000,000 shares of common stock with a $0.0001 par value per share, and 50,000,000 shares of preferred stock with a $0.0001 par value per share. 35,800,000 shares have been designated as the Series AA Convertible Preferred Stock.

Common Stock

Each share of our common stock is generally entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but is generally not entitled to vote on any matter for which the vote is reserved to a class of preferred stock pursuant to the designation for that preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or which we may designate and issue in the future.

Dividends and Distributions

Our bylaws, as amended, provide that the board of directors may authorize, and the Company may make, distributions (which would include dividends) to its shareholders subject to restrictions by our articles of incorporation, as amended, and certain additional limitations as described below. Specifically, no distribution may be made if, after giving it effect, (a) the Company would not be able to pay its debts as they become due in the usual course of business; or (b) the Company’s total assets would be less than the sum of its total liabilities plus (unless our articles of incorporation permit otherwise) the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

We may also issue shares as share dividends, which may be issued pro rata and without consideration to our shareholders or to the shareholders of one or more classes or series. Shares of one class or series may not be issued as a share dividend in respect of shares of another class or series unless (a) our articles of incorporation, as amended, so authorize; (b) a majority of the votes entitled to be cast by the class or series to be issued approves the issue; or (c) there are no outstanding shares of the class or series to be issued.

Anti-Takeover Provisions

The Florida Business Corporation Act (the “FBCA”) contains certain provisions which may affect the ability of a party to acquire control of the Company.

Control Share Acquisition Statute

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event that a person acquires voting shares of the Company which would have more than 20% of the voting power of all of the shares of the Company, such acquired shares have only such voting rights as are accorded the shares before the control-share acquisition only to the extent granted by resolution approved by the shareholders of the Company (excluding shares held by the person acquiring the control shares or any officers of the Company or any employees who are also directors of the Company).

Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if the Company is a party to the agreement or pursuant to an acquisition of shares of the Company if the acquisition has been approved by the board of directors of the Company before the acquisition.

A Florida corporation may provide in articles or bylaws that the corporation is not subject to these provisions, but our articles of incorporation and bylaws, each as amended, do not currently exempt the Company from these provisions. Absent such an exclusion, these provisions of the FBCA generally apply to any Florida corporation which has:

1.	One hundred or more shareholders;

2.	Its principal place of business, its principal office, or substantial assets within Florida; and

3.	Either (i) more than 10% of its shareholders resident in Florida; (ii) more than 10% of its shares owned by residents of Florida; or (iii) one thousand shareholders resident in Florida.

Affiliated Transactions Statute

The affiliated transactions statute, Section 607.0901 of the FBCA, covers certain affiliated transactions, and provides that the Company may not engage in certain mergers, consolidations or sales of stock, dispositions or certain other transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

●	Prior to the time that such shareholder became an interested shareholder, the board of directors of the Company approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

●	Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced; or

●	At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

“Interested shareholders” are generally defined as any person who is the beneficial owner of more than 15% of the outstanding voting shares of the Company.

Notwithstanding the above, the voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of the disinterested directors of the Company; if the interested shareholder has been the beneficial owner of at least 80% of the Company’s outstanding voting shares for at least three years preceding the announcement date; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain minimum conditions.

The provisions of this section of the FBCA would not apply to the Company if the Company’s original articles of incorporation contained a provision electing not to be governed by this section of the FBCA, or the Company had adopted an amendment to its articles of incorporation in compliance with the FBCA expressly electing not to be governed by this section of the FBCA. The Company’s articles of incorporation, as amended, do not currently contain such an election not to be governed by these provisions, and thus these provisions do currently apply to the Company.

Both the control share acquisition statute and the affiliates transactions statute may have the effect of discouraging or preventing certain change of control or takeover transactions involving the Company.